Exhibit 99.1

Origin Agritech Limited (NASDAQ GS: SEED) Investor Presentation June 2015

Safe Harbor Statement This presentation may contain forward - looking statements. All forward - looking statements included in this presentation are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “goals,” “projects,” “continue,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward - looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward - looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin’s filings with the SEC including its annual report on Form 20 - F filed with the SEC. We undertake no obligation to revise or update publicly any forward - looking statements for any reason.

» New Origin Agritech » State Harvest A globally focused seed biotech and breeding company » Beijing Origin Seed A domestic seed production and distribution company » Management Team » Accolades » Company Background Outline

Origin Agritech has transformed into a leading biotechnology seed company and ready to take off First private seed company in China 1997 – 2005 Startup and Growing Transition period from traditional seed company to biotech seed development company 2006 – 2015 Transition Stage New Origin Agritech 2016 – future New Origin Agritech

A globally focused seed biotech and breeding company A domestic seed production and distribution company Beijing Origin Seed State Harvest New Origin Agritech New Origin Agritech

» Ready to realize value of State Harvest’s GMO technologies Commercialization in China (40 Million ha of corn planting) + global opportunities (180 Million ha GMO global adoption) » Unlocked financial value of Beijing Origin Seed EBITDA in the range of RMB100 Million with strong growth potentials » A simple and transparent company New Origin Agritech is now simple to analyze and much more transparent to investors New Origin Agritech

State Harvest – Biotech Potential » Food demand, especially the consumption of animal protein, is increasing fast in China. » Chinese government has invested several billions of RMB in GMO research in order to increase future crop yield. » State Harvest has invested over RMB300 million since 2005, mainly in GMO corn commercialization research. » State Harvest has exclusive licenses for several GMO traits from the government sponsored GMO research institutions » Total Corn planting acreage is ~40 Million ha in China » State Harvest has developed rich GMO corn seed pipelines

Traits PHASE1 PHASE2 PHASE3 PHASE4 PHASE5 Corn Hybrid + GMO Commercialization Laboratory Research Intermediate Test Environment Release Test Production Test Safety Certificate Variety Production Test Variety Safety Certificate Variety Approval Phytase Glyphosate Tolerance (GT) Double stack GT+Bt Triple/quadruple Gt+Bt Nitrogen Use Efficiency Drought Tolerance Current Phase Origin Agritech has developed rich GMO corn seed pipelines including the first generation phytase transgenic corn, the second generation glyphosate tolerance corn, and the new stacked GMO product of glyphosate tolerance and insect resistance (Bt) Biotech Corn Seed GMO Pipelines State Harvest – Biotech Pipelines

State Harvest – Biotech Domestic Opportunities » 12/2013: In his talk on GMO, Chinese president Xi Jinping backed China’s development of GMO crops. He stressed the need for safety and support of domestic technologies. » 10/2014: Chinese government, including MOA and government controlled TV stations, issued a notice to prohibit certain advertisements on “non - GMO” claims » 12/2014: MOA approved import of the highly publicized Syngenta’s Agrisure Viptera® GMO Corn » 1/2015: MOA renewed the Bio - safety certificate for Origin’s phytase transgenic corn and two GMO rice products » 2/2015: For the first time, the well - watched Chinese central government’s “No. 1 Document” in 2015 included the objective of increasing the public awareness of the GMO technologies » 4/2015: MOA revised the bio - safety approval process and posted on its website for public comments Chinese Government’s Position toward GMO

State Harvest – Biotech Global Opportunities » Our glyphosate tolerance and the stacked traits of glyphosate tolerance/insect resistance have shown promising results in field tests against the current GMO technologies. » As the demand for phytase in global feed industry is increasing, our phytase transgenic corn could provide a cost effective method to reduce the environmental impact of livestock production » Successful backcrossing and field testing of our GMO traits with the corn varieties from multinational seed companies Transgenic Corn + Glyphosate Non - transgenic Corn + Glyphosate Transgenic Corn + No Glyphosate Non - transgenic Corn Insect Resistance Corn

State Harvest – Advantage in Breeding and Germplasm » Advanced Breeding Technologies : Over the last several years, Origin has been focusing on advanced breeding technologies, including Mo lecular Markers Assisted Breeding and Doubled Haploids technologies. » State - of - the - Art Breeding Capabilities : Origin has the capability of producing over 30,000 DH lines and 800,000 haploid seeds per year with 150 mu of automated and standardized haploid induction, doubling and increasing base, and 250 mu of DH lines identification and selection base. » Large Inventory of Germplasms: Origin has built one of the largest corn seed germplasms resources among Chinese seed companies, which allows Origin to develop corn varieties for all major corn planting regions in China. » Simplified Approval Process: Origin is now one of few major seed companies in China with national level Corn Seed Green Pass Test System, an important step to accelerate new product introduction to the market.

State Harvest – Advantage in breeding and germplasm Year Pre - Registration Trial Registration Trial 1 Registration Trial 2 Field Demo Registration Trial 2 + Field Demo Approved 2011 72 16 5 5 4 0 2012 33 18 5 5 3 3 2013 44 12 3 6 2 7 2014 18 6 3 5 3 8 2015 13 27 4 3 N/A 7 Hybrid Corns Registration and Approval Notes: 1. This table indicates the number of hybrid corn seed trials going through different stages of the registration and approval process from 2011 to 2015. 2. Two types of testing tracks exist in China: a) Pre - Registration Trial à Registration Trial 1 à Registration Trial 2 à Field Demo à Approval b) Pre - Registration Trial à Registration Trial 1 à Registration Trial 2 + Field Demo à Approval 3. Our 2015 trials are under the new Green Pass Test System. We have accelerated our hybrid corn seed approval process with a total of 22 new approvals over the last three years.

Beijing Origin Seed – unlock the financial potential » Beijing Origin Seed will focus on seed production and distribution in China » Currently, over 85% of Beijing Origin Seed business is the hybrid corn seed production and distribution. After recent restructuring, SG&A costs have declined significantly. » Corn seed business has a potential of generating over RMB100 million EBITDA Hybrid Corn Seed Business, excluding scrap sales and contract production (unaudited) FY2013 FY2014 FY2015E Corn seed revenues 353.8 355.4 355.2 Gross Profit 153.9 117.9 127.1 Gross Margin 43.5% 33.2% 35.8% Total S&M and G&A 87.1 79.9 70.7 D&A 23.1 23.1 21.0 EBITDA Potential 89.9 61.1 77.3 Notes: EBITDA for FY2014 and FY2015 was impacted by ~ RMB30 million and ~RMB20 million due to a production problem in the 2013 planting season.

State - of - art Production and Conditioning Plants Origin Agritech has two main production and conditioning bases in Gansu and Xinjiang provinces. The state - of - art Xinjiang plant is now the largest single corn conditioning line in Asia. Along with partners, this facility utilizes complete automation technologies, including drop irrigation, detasseler and husker, to improve efficiency and to ensure the best seed qualities. Beijing Origin Seed – State - of - the - art Production and Conditioning Plants

» Origin is a leading seed company with nation - wide distribution network and innovative ideas. Recent innovations include: x Cell - phone based ordering and sales management systems x On - line sales and marketing with offline logistics and customer services x Direct marketing to the farmers, especially with the increasing number of farmers cooperatives in China. x Reducing distribution layers by direct selling to retailers in certain regions. x Exploring various commission based sales incentive structures in certain regions. Distribution Channel Innovations Origin Agritech’s continuous efforts in distribution channel innovations not only help our current hybrid seed business but also allow us to stay on the leading edge of seed sales and marketing in China, providing a key foundation for the future growth when biotech seed products are approved by the Chinese government. Beijing Origin Seed – Strong Distribution Channels

» Broad Product Lines : Origin corn seed business has one of the broadest corn seed offerings in China with varieties approved for all major corn planting regions. » New Product Introductions : Over the company history of 18 years, Origin has successfully introduced 97 new corn seed varieties across different planting regions in China. Most of these products were developed by Origin and its subsidiaries. » Cooperation with Research Institutions: As a leading seed company in China, Origin has established strong cooperation with many research institutions and has the access to new varieties developed by these institutions. Beijing Origin Seed – Rich product lines

Management Team

- **Dr. Gengchen Han, Founder, Chairman & CEO**
  - ✓ 20+ years of experience in research and development of hybrid seed products, particularly corn seed
  - ✓ Worked at a multinational agribusiness company and International Maize and Wheat Improvement Center (CIMMYT)
  - ✓ Ph.D. in plant breeding & cytogenetics from Iowa State University
  - ✓ Founded Origin in 1997 and returned as CEO in September, 2011

- **Dr. James Chen, CFO**
  - ✓ Financial industry experience - Investment Manager at Abu Dhabi Investment Authority (ADIA); Sell-side analyst at Morgan Joseph and BB&T Capital Markets
  - ✓ Global industry experience – Celanese; Univation Technology (JV of ExxonMobil and Dow Chemical)
  - ✓ Ph.D. in Chemical Engineering from the University of Connecticut; M.B.A. from New York University

诚信 创新 和谐

» 2007: Rated as “Asia’s Top 200 Small and Medium Sized Public Companies” by Forbes Magazine » 2009: Received the Bio - Safety Certificate for the world’s first transgenic phytase corn seed from the Chinese Ministry of Ag » 2010: Rated as “Key Domestic Industrial Agriculture Enterprise” by MOA, NDRC, SAT and others » 2011: Received the seed industry AAA credit rating » 2013: Awarded “Seed Industry Top 10 Credit Rated Enterprises” » 2014: Designated by MOA as the “Key Laboratory of Biotechnology and Genetic Breeding for Maize” Major Accolades

» Founded in Beijing in 1997 » First private seed company in China » Leading corn seed biotechnology research in China x Started GMO research programs in 2002. x In 2005, established the “Origin Life Science Research Center”, the first agri - biotech research center in China. x In 2009, the first to receive Bio - safety Certificate for phytase transgenic corn » Fully vertically - integrated seed company with the largest state - of - art seed production/conditioning plant in China » Nationwide distribution network in China Company Background

Built an R&D center in Tongzhou, Beijing ▪ 2001 ▪ 2002 Started GMO research ▪ 1997 Startup of Origin Agritech Listed on NASDAQ; Established Origin Life Science Research Center Received Bio - safety Certificate for phytase transgenic corn Started the state - of - the - art Xinjiang Plant 2012 Received New National Seed Business License 2013 ▪ . ▪ . ▪ . Filed first U.S. Patent Application for GMO technologies 2014 ▪ 2005 ▪ 2009 Company Background Milestones

Company Background

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